PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(b)(3)
To Prospectus dated December 13, 2000                 REGISTRATION NO. 333-48838


         This prospectus supplement relates to 8,971,516 shares of Common Stock. This prospectus supplement will be used by the selling stockholders to resell their shares as set forth in the prospectus and we will not receive any proceeds from the sales of the selling stockholders.

         This prospectus supplement should be read in conjunction with the prospectus dated December 13, 2000, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the prospectus.

         References in this prospectus supplement to the "Company," "we," "our," and "us" refer to Celerity Systems, Inc., a Delaware corporation.

Recent Developments

         On November 27, 2000, we executed an agreement with Nextek, Inc. of Madison, Alabama under which Nextek will manufacture T 6000 digital set top boxes for us. The terms of the agreement require us to maintain a rolling purchase order commitment every 90 days. The agreement is non-exclusive, is for an initial term of one year, is automatically extended by our ordering additional products, and may be cancelled at any time by us upon payment of certain costs of Nextek on open orders. Currently, we have placed firm orders for digital set top boxes with an aggregate purchase price of approximately $80,000 and may place additional orders to meet our ongoing requirements for digital set top boxes.

         At December 19, 2000, GMF had purchased an aggregate of $455,000 of such debentures pursuant to this agreement, $202,000 of which had been converted at December 19, 2000 resulting in the issuance of approximately 3.1 million shares of common stock.

         At December 19, 2000, holders had converted $702,281 principal amount of additional debentures, and we had issued approximately 5.3 million shares of common stock upon conversion.

         At December 19, 2000, $795,679, aggregate principal amount, of convertible debentures was outstanding. In total, at December 19, 2000, we had issued an aggregate of approximately 10.7 million shares of common stock upon conversion of convertible debentures. We would have issued an additional 13.7 million shares, approximately, had conversion notices for all outstanding convertible debentures been received effective December 19, 2000.

         At December 19, 2000, holders of our Series A Preferred stock had converted 22 shares of such stock resulting in the issuance of approximately 3.8 million shares of our Common Stock. Converting all of our remaining Series A Preferred Stock at December 19, 2000, on a pro forma basis, we would have issued approximately 3.8 million shares pursuant to such conversions.

         We would be obligated to issue approximately the following number of shares of common stock if holders of the outstanding convertible debentures and Series A Preferred Stock were to issue conversion notices for all their outstanding securities on a given date and the market price of the Common Stock were to have declined the specified percentages from its December 19, 2000 price: 22.7 million shares (25% decrease); 34.0 million shares (50% decrease); and 68.0 million shares (75% decrease). In such event, we may not have sufficient authorized shares to cover all conversions under the outstanding convertible debentures and Series A Preferred stock.

         At December 19, 2000, the closing price of our common stock was $0.08 per share on the OTC bulletin board.



          The date of this prospectus supplement is December 27, 2000

                                      - 3 -